UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MER Telemanagement Solutions Ltd.
---------------------------------
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M69676 126
-----------
(CUSIP Number)

Tzvika Friedman
9 Egoz Street, Newe Efraim
Yehud Monoson, Israel 6019000
972-3-779150153
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 1, 2015
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13D
CUSIP NO.: M69676 126

1	NAMES OF REPORTING PERSON Tzvika Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ](e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 539,940
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 539,940
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*      Based on 7,787,754 Ordinary Shares that the Issuer advised were issued and outstanding  as of April 1, 2015.

Page 2 of 5 pages

SCHEDULE 13D
CUSIP NO.: M69676 126

Item 1.  Security and Issuer

This Schedule 13D dated relates to the Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Mer Telemanagement Solutions Ltd., an Israeli corporation whose principal executive offices are located at 14 Hatidhar Street, Ra'anana 4366516, Israel.

Item 2.  Identity and Background

This Schedule 13D is being filed by Mr. Tzvika Friedman who is also referred to as the “Reporting Person”. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

a. The principal business address of the Reporting Person is 9 Egoz Street, Newe Efraim, Yehud Monoson, Israel 6019000

b. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

c. The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

d. The Reporting Person is a citizen of the State of Israel.

Item 3.  Source and Amount of Funds or Other Consideration

The ordinary shares were issued in connection with the Issuer’s acquisition of Vexigo Ltd. (“Vexigo”) pursuant to a share purchase agreement dated February 3, 2015 (the “SPA”). A copy of the SPA was filed as Exhibit A to Exhibit 99.2 to the Issuer’s Form 6-K furnished to the SEC on February 18, 2015 and is incorporated herein by reference.

Under the terms of the SPA, the Issuer acquired 100% of the outstanding shares of Vexigo. The Issuer will pay cash consideration of $4 million, consisting of the payment of $3 million at closing (April 1, 2015) and two payments of $500,000 each that will be paid three months and six months following the closing date. In addition, at closing, the Issuer issued 40% of its outstanding ordinary shares post-closing to Vexigo’s shareholders, including to the Reporting Person. The SPA further provides for earnout payments of up to $16 million over a 5.5 year period from the closing date, based on the earnings of the Vexigo product line. As part of the SPA terms, the Reporting Person was elected to the Issuer’s Board of Directors at a term expiring at the Issuer’s 2015 annual general meeting of shareholders.

The foregoing summary of the SPA is qualified in its entirety by reference to such agreement, which is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 3 is incorporated herein by reference.

Other an as described above in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Person has no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate specific plans and proposals with respect to, or change his intentions regarding, any or all of the foregoing).

Item 5.  Interest in Securities of the Issuer

The information contained in Item 3 is incorporated herein by this reference.

(a)-(b).  As of the date of this Schedule 13D, the Reporting Person owns 539,940 Ordinary Shares, which is 6.9% of the outstanding Ordinary Shares of the Issuer.

c.           Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the Ordinary Shares during the past 60 days.

Page 3 of 5 pages

SCHEDULE 13D
CUSIP NO.: M69676 126

d.           No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D.

e.           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

Page 4 of 5 pages

SCHEDULE 13D
CUSIP NO.: M69676 126

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

April 12, 2015
(Date)

/s/Tzvika Friedman
Tzvika Friedman
Director

Page 5 of 5 pages